Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 10 DATED SEPTEMBER 15, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated April 6, 2021, Supplement No. 2 dated April 15, 2021, Supplement No. 3 dated May 5, 2021, Supplement No. 4 dated May 14, 2021, Supplement No. 5 dated May 20, 2021, Supplement No. 6 dated June 15, 2021, Supplement No. 7 dated July 1, 2021, Supplement No. 8 dated July 15, 2021, and Supplement No. 9 dated August 13, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of October 1, 2021;
●	the calculation of our August 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	an update regarding our board of directors; and
●	updated experts information.

●             OCTOBER 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2021 (and redemptions as of September 30, 2021) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.7372
Class S	7.7372
Class D	7.7372
Class I	7.7372
Class E	7.7372

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             AUGUST 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at https://blackcreekgroup.com/investment-solutions/black-creek-diversified-property-fund and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (‘‘Altus Group’’ or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (“our Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2021 and July 31, 2021:

	As of
(in thousands)	August 31, 2021	July 31, 2021
Investments in office properties	$658,900	$706,950
Investments in retail properties	965,750	961,650
Investments in multi-family properties	400,200	396,550
Investments in industrial properties	696,050	655,800
Total investment in real estate properties	2,720,900	2,720,950
Debt-related investments	47,883	47,820
DST Program Loans	60,343	58,647
Total investments	2,829,126	2,827,417
Cash and cash equivalents	10,005	13,069
Restricted cash	10,577	10,764
Other assets	34,342	34,327
Line of credit, term loans and mortgage notes	(848,544)	(894,783)
Financing obligations associated with our DST Program	(603,313)	(617,770)
Other liabilities	(52,186)	(45,813)
Accrued performance participation allocation	(6,026)	(4,828)
Accrued advisory fees	(1,811)	(1,777)
Aggregate Fund NAV	$1,372,170	$1,320,606
Total Fund Interests outstanding	177,348	171,771

The following table sets forth the NAV per Fund Interest as of August 31, 2021 and July 31, 2021:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of August 31, 2021
Monthly NAV	$1,372,170	$101,415	$239,280	$44,269	$378,229	$445,616	$163,361
Fund Interests outstanding	177,348	13,108	30,926	5,721	48,885	57,594	21,114
NAV Per Fund Interest	$7.7372	$7.7372	$7.7372	$7.7372	$7.7372	$7.7372	$7.7372
As of July 31, 2021
Monthly NAV	$1,320,606	$96,156	$231,648	$43,807	$371,917	$444,801	$132,277
Fund Interests outstanding	171,771	12,507	30,131	5,698	48,375	57,855	17,205
NAV Per Fund Interest	$7.6882	$7.6882	$7.6882	$7.6882	$7.6882	$7.6882	$7.6882

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of August 31, 2021, we estimated approximately $25.4 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of August 31, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.29%	6.26%	5.07%	5.27%	5.84%
Discount rate / internal rate of return	6.69%	6.82%	6.07%	5.99%	6.47%
Average holding period (years)	9.6	10.0	10.0	10.0	9.9

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.91%	2.51%	3.38%	3.41%	2.96%
	0.25% increase	(2.68)%	(2.31)%	(3.06)%	(3.10)%	(2.71)%
Discount rate (weighted-average)	0.25% decrease	2.04%	1.91%	2.01%	2.02%	1.98%
	0.25% increase	(1.99)%	(1.86)%	(1.96)%	(1.97)%	(1.94)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of August 31, 2021, we classified all of our debt as intended to be held to maturity.

●             STATUS OF THIS OFFERING

As of September 1, 2021, we had raised gross proceeds of approximately $526.6 million from the sale of approximately 69.6 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $39.5 million. As of September 1, 2021, approximately $2.47 billion in shares remained available for sale pursuant to this offering, including approximately $460.5 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of August 31, 2021, our investments include 59 real estate properties totaling approximately 12.2 million square feet located in 27 markets throughout the U.S., which were 95.0% leased as of August 31, 2021.

During the month ended August 31, 2021, we acquired two industrial properties for an aggregate contractual purchase price of $33.9 million, exclusive of transfer taxes, due diligence expenses, acquisition costs and other closing costs. We also sold one office property for gross proceeds of approximately $50.0 million. Our aggregate accounting basis (net of accumulated depreciation and amortization) for this real estate property as of the closing date was $35.6 million.

As of August 30, 2021 our leverage ratio was 30.3% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended August 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.44)%	3.70%	5.90%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.97	7.33	6.05
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.44)	3.70	5.90
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.97	7.33	6.05
Class D Share Total Return (3)	1.03	7.98	6.42
Class I Share Total Return (3)	1.05	8.24	6.83
Class E Share Total Return (3)	1.05	8.24	6.88

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

The following table sets forth a summary of our August rent collections as of September 9, 2021:

August 2021
Rent Collections
Office	98.8%
Retail	97.8%
Industrial	97.3%
Multifamily	96.0%

Total	97.7%

•            UPDATE REGARDING BOARD OF DIRECTORS

On September 8, 2021, our board of directors expanded the size of the board, such that it will consist of seven directors rather than five directors. In connection with this expansion, our board of directors appointed Brian P. Mathis and David A. Roth to serve as directors, with Mr. Mathis serving as an independent director, effective as of September 8,

2021, until their successors are duly elected and qualify. Following Mr. Mathis and Mr. Roth’s appointments, our board of directors consists of seven directors, four of whom are independent of the Company, its advisor and their respective affiliates.

In connection with Mr. Mathis and Mr. Roth’s appointments, the following biographies supplement the biographies in the section titled “Management—Directors and Executive Officers” beginning on page 122 of the Prospectus:

Brian P. Mathis, age 55, has served as an independent director of our board of directors since September 8, 2021. Mr. Mathis is a founding partner of Pine Street Alternative Asset Management (“Pine Street”), a premier investment management firm focused on emerging hedge fund managers. Prior to founding Pine Street in 2011, Mr. Mathis was a Co-Managing Partner of Provident Group Asset Management, LLC (“PGAM”) where he was a member of the investment committee and primarily responsible for portfolio construction and capital raising. Before joining PGAM, Mr. Mathis was a Managing Director at Advent Capital Management, responsible for business development and marketing of their multi-strategy, credit and convertible hedge fund strategies. Prior to Advent, Mr. Mathis was a Director at Pacific Alternative Asset Management Company (“PAAMCO”), a fund of hedge funds with over $7.5 billion of assets under management. Prior to PAAMCO, Mr. Mathis was a Vice President at J.P. Morgan Chase & Co. serving in various private equity groups. Mr. Mathis served on the Board of Directors/Advisors for PlusFunds (observer), Eastport Operating Partners LP, Edison Schools, LinksCorp, and Bell Sports. Mr. Mathis currently serves on the Board of Directors for Vericast, a privately held marketing solutions business, and NewHold Investment Corporation (NASDAQ: NHIC), special purpose acquisition company or “SPAC” focused on industrial technology. Mr. Mathis received a Bachelor’s Degree in Business Administration from the University of Michigan Business School and a Juris Doctor and Master’s Degree in Public Administration from Harvard Law School and the John F. Kennedy School of Government, Harvard University, respectively.

We believe that Mr. Mathis brings significant alternative asset investment experience to the board of directors, including hedge fund, private equity, and venture capital experience, globally.  His qualifications to serve on our board are also demonstrated by his experience in serving on the board of directors of Vericast and NewHold Investment Corporation.

David A. Roth, age 55, has served a director since September 8, 2021. Mr. Roth serves as a Partner in the Ares real estate group and Head of U.S. Real Estate Private Equity and serves on the Ares Real Estate Group Global Investment Committee and Ares Real Estate Debt Investment Committee. Prior to joining Ares in January 2019, Mr. Roth was a Senior Managing Director in the Real Estate Group at Blackstone Inc. (NYSE: BX) Previously, he was a Principal in the Acquisitions Group at Walton Street Capital, a Senior Vice President and Chief Investment Officer - Europe at Security Capital Group and an Associate at Wachtell Lipton Rosen & Katz. Mr. Roth earned a B.A. degree from Dartmouth College and a J.D. from New York University School of Law.

We believe that Mr. Roth’s qualifications to serve on our board of directors are demonstrated by his extensive experience in real estate investments, including specifically his experience serving in leadership positions at Ares and Blackstone.

●             EXPERTS

The statements included in this Supplement under the section titled “August 31, 2021 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.